Exhibit 10.57

Pepco Holdings, Inc.

NON-MANAGEMENT DIRECTOR COMPENSATION ELECTIONS

I understand that under the terms of the Pepco Holdings, Inc. (the "Company") Non-Management Director Compensation Plan (the "Plan"), I am permitted to elect, with respect to the compensation due me for my services as a director of the Company, either (i) to receive my compensation currently in the form of either, or a combination of, cash and shares of Company common stock ("Common Stock") or (ii) to defer the receipt of my compensation under the terms of the Company's Executive and Director Deferred Compensation Plan (the "Deferred Compensation Plan").

I am making the following election with the understanding that (i) the elections will apply to all of compensation paid to me in 2005 for services as a director and that these elections for 2005 cannot be altered or revoked after December 31, 2004, and (ii) the elections also will apply to all such compensation paid to me in subsequent years for services as a director, unless I notify the Company of any changes, either in writing or by execution of a new election form prior to the year in which the changes are to take effect.

1.   **Current Receipt or Deferral Election**.

I hereby elect to receive my compensation for services as a director of the Company as follows (the percentages for each type of compensation must total 100%):

   a.   **Annual Retainer**

_____%   Cash (by check or direct deposit).

_____%   Common Stock (registered as indicated below).

_____%   Credit to my account under the Deferred Compensation Plan.

   b.   **Meeting Fees**

____%   Cash (by check or direct deposit).

____%   Common Stock (registered as indicated below).

____%   Credit to my account under the Deferred Compensation Plan.

   c.   **Committee Chairman Retainer** (please complete whether or not you currently are a committee chairman):

____%   Cash (by check or direct deposit).

____%   Common Stock (registered as indicated below).

____%   Credit to my account under the Deferred Compensation Plan.

2. **Deferral Instructions**.

If you have elected to have all or any portion of your retainer(s) or meeting fees credited to your account under the Deferred Compensation Plan, please complete the following.

a. **Payment Instructions**

I hereby elect to have the above-referenced deferred amounts paid to me at or beginning at the following time (check one):

_____   On the first day of the month immediately following the month in which I cease to be a director.

_____   On January 31 of the year immediately following the calendar year in which I cease to be a director.

_____   On January 31 of the year following the calendar year in which (i) I cease to be a director or (ii) I attain of age ____, whichever is later.

_____   On January 31 of _____ [insert year] or, if later, January 31 of the second calendar year following the calendar year which includes the first day of the Plan year for which the election is made.

b. **Manner of Payment**

I hereby elect to have the amounts I have deferred under the Plan (and accruals thereon) paid to me (or, if applicable, my beneficiary) in the following manner (check one):

_____   In a lump sum on the date of payment selected above.

_____   In equal annual installments over _____ consecutive years [insert a number of years between 2 and 15] beginning on the date selected above .

_____   In equal monthly installments over _____consecutive months [insert a number of months between 24 and 180] beginning on the date selected above.

3. **Registration of Stock Certificates.**

If I have elected to receive to receive shares of Common Stock in payment for all or any portion of my retainer(s) or meeting fees, please register the stock certificates for those shares in the name set forth below:

_____

_____

_____

_____

4. **Beneficiary Designation**.

I designate the following Beneficiary (or Beneficiaries) to receive any benefits due under the Deferred Compensation Plan in the event of my death (specify full name, relationship and address):

Primary: _____

_____

_____

_____

Contingent: _____

_____

_____

_____

IN WITNESS WHEREOF, the undersigned has executed this Agreement effective for all purposes as of the _____ day of _____, 20___.

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Signature

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Name (Please Print)